July 12, 2005

Munawar H. Hidayatallah
Chairman and Chief Executive Officer
Allis-Chalmers Energy Inc.
5075 Westheimer Road, Suite 890
Houston, TX  77056

	Re:	Allis-Chalmers Energy Inc.
Preliminary Proxy Statement on Schedule 14A
   		File No. 1-02199

Dear Mr. Hidayatallah:

      This is to advise you that we reviewed only those portions of the above filing that relate to the following comments. No further review of the filing has been or will be made.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      				Proxy Statement

1. We note your response to prior comment 2 that the acquisition that was the subject of your letter dated May 10, 2005 "is currently being discussed" and "therefore, it is not probable." We do not necessarily believe that because an acquisition is still being discussed and the purchase price and nature of the consideration have not been finalized, it is not "probable" as contemplated by Rule 3-05 of Regulation S-X. Tell us, in reasonable detail, what specific events have transpired regarding this potential acquisition, including:

* Whether a letter of intent has been signed
* What specific items are being negotiated
Provide us a detailed analysis of whether the acquisition is probable as discussed in FRC 506.02(c)(ii). If the acquisition is determined to be probable, provide all required disclosures, including the disclosures we requested in our letter dated June 1, 2005 in the proxy statement and in the current registration statement on Form S-1.

      Please provide us with a supplemental response that addresses our comment and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	Please direct questions regarding accounting comments to Bret Johnson at (202) 551-3753, or in his absence, to Anne McConnell at (202) 551-3709. Please direct all other questions to Brigitte Lippmann at (202) 551-3713. You may also call the undersigned Branch
Chief at (202) 551-3767, who supervised the review of your filing.

Sincerely,



Jennifer Hardy
Branch Chief


cc: 	Joseph P. Bartlett, Esq.
      Greenberg Glusker Fields Claman Machtinger & Kinsella LLP
      1900 Avenue of the Stars, 21st Floor
      Century City, CA 90067

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Munawar H. Hidayatallah
Allis-Chalmers Energy Inc.
July 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE